Exhibit 12.1

CALCULATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	Six Months Ended June 30, 2015	For Years Ended December 31,
		2014	2013	2012
Earnings (loss):
Net Loss	$(22,217)	$(23,296)	$(15,725)	$(9,649)
add: Fixed charges (see below)	162	173	122	114

	$(22,055)	$(23,123)	$(15,603)	$(9,535)

Fixed charges:
Interest expense on portion of rent expense representative of interest (1)	$162	$173	$122	$114

Total fixed charges	$162	$173	$122	$114

Consolidated ratios of earnings to fixed charges (2)	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	$(22,217)	$(23,296)	$(15,725)	$(9,649)

Preferred stock dividends (3)	$—	$—	$94	$34

Total combined fixed charges and preferred stock dividends (3)	$162	$173	$216	$148

Consolidated ratios of earnings to combined fixed charges and preferred stock dividends (4)	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(22,217)	$(23,296)	$(15,819)	$(9,683)

(1)	One third of rent expense was included in the calculation as it is a reasonable approximation of the interest factor.
(2)	We did not record earnings for the six months ended June 30, 2015 and for the years ended December 31, 2014, 2013 and 2012. Accordingly, our earnings were insufficient to cover fixed charges for such periods, and we are unable to disclose a ratio of earnings to fixed charges for such periods.
(3)	Preferred stock dividends relate to the accretion of convertible preferred stock to redemption value. We accrete preferred stock to redemption value in full in the reporting period the charge occurs.
(4)	We did not record earnings for the six months ended June 30, 2015 and for the years ended December 31, 2014, 2013 and 2012. Accordingly, our earnings were insufficient to cover fixed charges and preferred stock dividends for such periods, and we are unable to disclose a ratio of earnings to combined fixed charges and preferred stock dividends for such periods.